UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 12, 2025

Legato Merger Corp. III

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41945	98-1761148
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Third Avenue, 37th Floor, New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 319-7676

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one-half of one redeemable warrant	LEGT U	NYSE American

Ordinary shares, par value $0.0001 per share	LEGT	NYSE American

Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LEGT WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On November 12, 2025, Legato Merger Corp. III, a Cayman Islands exempted company (“Legato”), Einride AB, a limited liability company formed under the laws of Sweden (“Einride”), and Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Einride (“Merger Sub”), entered into a Business Combination Agreement (“BCA”). Pursuant to the BCA, Legato will merge with and into Merger Sub, with Merger Sub surviving the merger (“Merger”). As a result of the Merger, Merger Sub will continue as a direct, wholly-owned subsidiary of Einride, with the shareholders of Legato becoming shareholders of Einride.

The Merger and the other transactions contemplated by the BCA (the “Transactions”) are expected to be consummated in the first quarter of 2026, following receipt of the required approval by Legato’s and Einride’s shareholders and the fulfilment of certain other conditions set forth in the BCA (the “Closing”) and described herein.

The following summary of the BCA is qualified in its entirety by reference to the text of the BCA, which is attached as an exhibit hereto and is incorporated herein by reference.

BCA

Closing Consideration

Pursuant to the BCA, (i) immediately prior to the effective time of the Merger (“Effective Time”), Einride will effectuate a stock split (“Stock Split”), such that there will be 165,137,615 outstanding common shares, no par value (“Einride Common Shares”), immediately after the Stock Split (including the net number Einride Common Shares underlying Einride’s vested in-the-money derivatives); and (ii) immediately thereafter and prior to the Effective Time, each of Einride’s outstanding preference shares, no par value, and each vested in-the-money derivative held by a shareholder of Einride who has elected to convert such derivative in the Transaction will be exchanged for the right to receive the net number Einride Common Shares underlying such preference share or derivative. Einride’s unvested derivatives and out-of-the-money derivatives will remain outstanding, along with any vested in-the-money derivates held by a shareholder of Einride who has not elected to convert such derivative in the Transactions.

At the Effective Time, each outstanding ordinary share of Legato (other than ordinary shares of Legato held in Legato’s treasury or owned by Einride or Merger Sub or any other wholly-owned subsidiary of Einride) will be exchanged for one Einride Common Share; and (iv) each outstanding warrant of Legato to purchase one ordinary share of Legato will become a warrant to purchase one Einride Common Share (“Einride Warrants”). All of the Einride Common Shares issued to shareholders of Legato and all of the Einride Common Shares issuable upon exercise of the Einride Warrants will be issued in the form of American depositary shares (“Einride ADSs”).

Governance

Einride has agreed to use reasonable best efforts to ensure that the size of Einride’s board of directors will consist of seven (7) members, of which at least three (3) will be independent as defined under the listing rules of the New York Stock Exchange (the “Exchange”).

Representations and Warranties

The BCA contains representations and warranties of Einride and its subsidiaries relating to, among other things, organization and qualification; subsidiaries; capitalization; authorization; absence of conflicts; governmental consents and filings; compliance with laws; possession of requisite approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; collective bargaining agreements; benefit plans; employees and labor relations; real property; title to assets; tax matters; environmental matters; intellectual property; privacy and data security; material contracts; insurance; major customers and major suppliers; transactions with affiliates; information supplied; absence of certain business practices; and brokers’ fees.

The BCA contains representations and warranties of Legato relating to, among other things, organization and qualification; subsidiaries; capitalization; authorization; absence of conflicts; required filings and consents; compliance with laws; possession of requisite approvals; reports filed with the Securities and Exchange Commission (“SEC”) and financial statements; absence of certain changes; litigation; business activities; material contracts; the listing of Legato’s securities; absence of undisclosed liabilities; Legato’s trust account; tax matters; information supplied; employees and benefit plans; board approval and shareholder vote; title to assets; transactions with affiliates; application of the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012, as amended; brokers’ fees; the opinion of Legato’s financial advisor; and anti-takeover laws.

The representations and warranties of the parties will not survive the Closing, other than with respect to claims for intentional fraud in the making of such representations and warranties.

Covenants

The BCA includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. The BCA also contains additional covenants of the parties, including, among others, covenants providing for:

●	Legato and Einride to jointly prepare and file a Registration Statement on Form F-4 (the “Registration Statement”), including a proxy statement for the solicitation of approval of the adoption of the BCA and the approval of the Transactions, among other proposals, to be considered by Legato’s shareholders (the “SPAC Shareholder Approval”), and a prospectus for the registration of Einride securities to be issued in connection with the Transactions;

●	following the date the Registration Statement is declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), Legato to establish a record date for, duly call and give notice of, convene and hold a meeting of SPAC shareholders for the purpose of, among other things, (x) providing SPAC Shareholders with the opportunity to redeem SPAC public shares, and (y) obtaining the SPAC Shareholder Approval;

●	Einride to adopt an incentive equity plan to be effective following the Closing, with the number of Einride Common Shares to be allocated under such incentive equity plan equal to 7.5% of the total number of Einride Common Shares outstanding immediately following the Closing (on a fully-diluted basis assuming the conversion of all securities convertible into Einride Common Shares) and with a 5.0% annual evergreen provision;

●	Legato to use reasonable best efforts to ensure Legato remains listed as a public company on, and for the Legato ordinary shares and warrants to continue to be listed on, the Exchange until the Closing;

●	each party to abide by exclusivity provisions set forth in the BCA;

●	Legato to purchase a “tail” directors’ and officers’ liability insurance policy, or if Legato fails to do so prior to Closing, the Company and Merger Sub to purchase such a “tail” policy;

●	Legato to terminate certain existing agreements with its securityholders, including the management services agreement with an affiliate of its SPAC officer;

●	Legato and Einride to use their reasonable best efforts to identify and obtain commitments from potential investors for a private investment in the Company to be consummated concurrently with the Closing;

●	Einride to cause its shareholders agreement to be terminated;

●	Einride to enter into a new registration rights agreement with certain of the shareholders of Legato and Einride, which agreement will replace Legato’s existing registration rights agreement;

●	Einride to use reasonable best efforts to cause holders of Einride shares and Einride vested in-the-money derivatives, who hold an aggregate of at least 90% of the Einride Common Shares outstanding and underlying the vested in-the-money derivatives, to enter into a lock-up agreement as of the date of the Closing; and

●	Einride to obtain the approval from the Einride shareholders of the BCA and the Transactions.

Conditions to Closing

Mutual Conditions

The consummation of the Transactions is conditioned upon the following, among other things:

●	the Transactions shall have been approved by Legato’s shareholders;

●	no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect or shall be threatened in writing by a governmental entity;

●	the Einride Common Shares in the form of Einride ADSs to be issued and Einride Warrants to be assumed in accordance with the BCA shall be approved or conditionally approved for listing upon the Closing on the Exchange, as applicable, subject to official notice of issuance; and

●	the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

Other Conditions to Einride’s and Merger Sub’s Obligations

The obligations of Einride and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

●	the representations and warranties of Legato shall be true and correct (subject to certain bring-down standards);

●	Legato shall have performed in all material respects the covenants required by the BCA to be performed by it on or prior to the Closing;

●	no material adverse effect with respect to Legato shall have occurred between the date of the BCA and the Closing; and

●	Legato shall have delivered a customary officer’s certificate.

Other Conditions to Legato’s Obligations

The obligations of Legato to consummate the Transactions are also conditioned upon, among other things:

●	the representations and warranties of Einride shall be true and correct (subject to certain bring-down standards);

●	Einride shall have performed in all material respects the covenants of Einride required by the BCA to be performed by it on or prior to the Closing;

●	no material adverse effect with respect to Einride shall have occurred between the date of the BCA and the Closing;

●	holders of Einride Common Shares and Einride vested in-the-money derivatives, who hold an aggregate of at least 80% of the Einride Common Shares outstanding and underlying the vested in-the-money derivatives (the “Required Holders”) shall have entered into the lock-up agreements as set forth in the BCA; and

●	Einride shall have delivered a customary officer’s certificate.

Waivers

Either Legato or Einride may waive any inaccuracies in the representations and warranties made to such party contained in the BCA or in any document delivered pursuant to the BCA and waive compliance with any agreements or conditions for the benefit of such party contained in the BCA or in any document delivered pursuant to the BCA.

Termination

The BCA may be terminated at any time prior to the Closing as follows:

●	by mutual written consent of Legato and Einride;

●	by either Legato or Einride if the Transactions are not consummated on or before June 8, 2026, subject to extension as provided for in the BCA;

●	by either Legato or Einride if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Transactions;

●	by either Legato or Einride if the other party has breached any of its covenants or representations and warranties such that the party’s closing conditions would not be satisfied (subject to a thirty-day cure period);

●	by either Legato or Einride if the SPAC Shareholder Approval is not obtained; or

●	by Einride if Legato’s board of directors or any committee thereof changes its recommendation to Legato’s shareholders prior to the receipt of the SPAC Shareholder Approval.

Other Agreements Entered into in Connection with the BCA

Lock-Up Agreements

As of the date of the BCA, certain initial shareholders of Legato (the “SPAC Founders”) entered into, and prior to the Closing each of the Required Holders of Einride will enter into, a lock-up agreement with Einride (collectively, the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreement, the Einride Common Shares and Einride ADSs held by the Required Holders of Einride immediately following the Transactions and the Einride Common Shares and Einride ADSs issued to the SPAC Founders in the Merger in respect of their initial shares will be subject to transfer restrictions until the earlier of (a) the six-month anniversary of the Closing, (b) the date on which the closing share price of the Einride Common Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, or (c) the date on which Einride completes a change of control.

Founder Support Agreement

Concurrently with the execution of the BCA, Einride, Legato and the SPAC Founders entered into an agreement (“Founder Support Agreement”) pursuant to which the SPAC Founders agreed to vote or cause to be voted all ordinary shares of Legato beneficially held by them (i) in favor of approval of the adoption of the BCA, the approval of the Transactions, and each other proposal presented by Legato for approval by Legato’s shareholders; and (ii) against (x) any proposal or offer from any other person (other than Einride or its affiliates) with respect to certain competing transactions; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of Legato’s obligations under the BCA or change in any manner the voting rights of any class of shares of Legato (including any amendments to Legato’s organizational documents other than in connection with the Transactions or in connection with any extension of time for Legato to complete an initial business combination). Pursuant to the Founder Support Agreement, SPAC Founders also agreed to waive any appraisal or dissenters’ rights under applicable law and not to exercise any right to redeem ordinary shares of Legato for a pro rata portion of Legato’s trust account.

The SPAC Founders also agreed to use their reasonable best efforts to incentivize investors to enter into private placement transactions and/or non-redemption agreements with Einride and/or Legato, as applicable, by transferring initial shares held by them to such investors at the Closing; provided, that the SPAC Founders are not obligated to transfer more than 1,000,000 shares.

In addition, SPAC Founders agreed that, subject to and conditioned upon the Closing occurring, they will automatically and irrevocably surrender and forfeit, for no consideration, up to 2,400,000 initial shares (less any number of shares transferred to investors as described above) in proportion to the number of public shares of Legato redeemed prior to the Closing.

Einride Shareholder Support Agreement

Concurrently with the execution of the BCA, Einride, Legato and certain of the Einride shareholders (who collectively hold at least 50% of the Einride common and preference shares outstanding entitled to vote) entered into an agreement (“Einride Shareholder Support Agreement”) pursuant to which they agreed to vote or cause to be voted all Einride shares beneficially held by them (i) in favor of all proposals necessary to effectuate the Transactions; and (ii) against (x) any proposal or offer from any other person (other than Legato or its affiliates) with respect to certain competing transactions; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of Einride’s obligations under the BCA or change in any manner the voting rights of any class of shares of Einride (including any amendments to Einride’s organizational documents other than as contemplated by the BCA). Pursuant to the Einride Shareholder Support Agreement, such Einride shareholders also agreed to waive any appraisal or dissenters’ rights under applicable law and not to exercise any right to redeem Einride shares.

The foregoing description of the Lock-Up Agreements, the Founder Support Agreement and the Einride Shareholder Support Agreement is qualified in its entirety by reference to the full text of the forms of the agreements attached as exhibits hereto and incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

Press Release

Attached as Exhibit 99.1 to this Current Report on Form 8-K is the press release jointly issued by the parties announcing the Transactions on November 12, 2025.

Investor Presentation

Attached as Exhibit 99.2 to this Current Report on Form 8-K is the form of investor presentation Legato and Einride have prepared for use in connection with the announcement of the Transactions.

In accordance with General Instructions B.2 and B.6 of Form 8-K, the information set forth in Item 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by Legato under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward Looking Statements

Neither Legato, Einride nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K and the exhibits filed or furnished herewith include certain “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Legato and Einride, including statements regarding the benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction, Einride’s expected investments in the U.S. market, the anticipated timing of the Transactions, the business of Einride and the markets in which it operates. Legato’s and Einride’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “would,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Einride and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this Current Report on Form 8-K. should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Legato’s and Einride’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the Merger may not be realized; the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Legato’s securities; the amount of redemption requests made by Legato public shareholders and the failure to satisfy the conditions to the consummation of the Merger, including the failure of Legato’s shareholders to approve and adopt the Merger; risks related to the scaling of the Company’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards following the consummation of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; the outcome of any legal proceedings that may be initiated following announcement of the Merger; the combined company’s continued listing on the Exchange; the risk that the proposed transaction disrupts current plans and operations of Einride as a result of the announcement and consummation of the Merger; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Merger; risks associated with changes in applicable laws or regulations applicable to Einride’s solutions and services and Einride’s international operations; the possibility that the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; supply shortages in the materials necessary for the production of Einride’s solutions; negative perceptions or publicity of Einride; risks related to working with third-party manufacturers for key components of Einride’s solutions; the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of adverse public health developments; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in Legato’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Legato and Einride caution that the foregoing list of factors is not exclusive. Legato and Einride caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Legato nor Einride undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Einride’s registration statement on Form F-4 to be filed by Einride with the SEC, and other documents filed by Einride and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this Current Report on Form 8-K are qualified by these cautionary statements. Einride and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither Einride nor Legato gives any assurance that either Einride or Legato will achieve its expectations. The inclusion of any statement in this Current Report on Form 8-K does not constitute an admission by Einride or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed transaction between Einride and Legato, Einride intends to file with the SEC a registration statement on Form F-4 which will include Einride’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). After the registration statement is declared effective, Legato plans to mail the definitive Proxy Statement/Prospectus to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EINRIDE, LEGATO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and all other relevant documents filed with the SEC by Einride and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by directing a written request to Einride at Stadsgården 6 116 45 Stockholm, Sweden.

Participants in the Solicitation

Legato, Einride and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Legato in connection with the proposed transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Shareholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. Additional information regarding Legato’s directors and executive officers can also be found in Legato final prospectus dated February 5, 2024 and filed with the SEC on February 6, 2024. These documents are available free of charge as described above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This Current Report on Form 8-K is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
2.1*	Business Combination Agreement, dated November 12, 2025, by and among Einride AB, Einride Cayman Sub Limited and Legato Merger Corp. III.
10.1*	Form of Support Agreement (SPAC Founders).
10.2*	Form of Support Agreement (Einride Shareholders).
10.3	Form of Lock-Up Agreement.
99.1	Joint Press release, dated November 12, 2025.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Legato will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2025	LEGATO MERGER CORP. III

	By:	/s/ Gregory Monahan
Gregory Monahan
Chief Executive Officer